Filed by International Seaways, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Diamond S Shipping Inc.

Commission File No. 001-38771

Date: March 31, 2021

To the Seaways Team,

I am very pleased to inform you that Seaways and Diamond S Shipping have signed a merger agreement whereby Seaways will merge with Diamond S. We expect that the merger will close in the third quarter, subject to approval by regulators and both companies’ shareholders. The press release is attached.

This is an exciting step for Seaways that will more than double the size of our fleet. The merged company will have a combined fleet of 100 ships in all tanker classes – from handy tankers to VLCCs. The transaction unites two companies with a focus on safe, efficient tanker operations, long-term customer relationships, similar cultures, and attractive positions in key tanker sectors. The merger will create the second largest US-listed tanker company by vessel count and net asset value, realize estimated annual cost synergies of $20 million, and enhance equity trading liquidity, while at the same time maintaining Seaways’ financial flexibility and best-in-class ESG track record.

There are several months before the deal concludes, and until then, Seaways and Diamond S remain separate organizations. Please continue to perform as you always do – safely, with the highest professional standards, and to our customers’ expectations. This transformative transaction for the company couldn’t have reached this point without each of us working diligently toward the same goal, let’s continue to deliver our exceptional work, to all parties (which includes operators, vendors, partners, pools, customers and the like) during this exciting time.

This announcement is likely to generate attention with the media and among our customers and competitors. It is important that we follow our established policy and speak with one voice as a company. If you should receive an inquiry from the media about this transaction, please direct it to David Siever. If you have additional questions, including how to manage conversations with customers or other partners, please feel free to contact James Small.

Anticipating questions, we have prepared the following FAQs, but are happy to discuss any further questions at the Town Hall scheduled for later today, and at any time that they arise over the coming weeks and months:

1)	How does this potential transaction benefit Seaways employees?

The transaction will create an industry bellwether that will be ideally positioned to meet the evolving needs of leading energy companies and capitalize on favorable long-term industry fundamentals, thereby making us a strong partner for our employees, customers, and other stakeholders.

2)	How does this potential transaction impact my job?

As the Company is significantly expanding its operating footprint, we do not expect any significant redundancies that would impact Seaways employees at this time. There will be an integration team established to guide the Company through the integration process, and as information from this process becomes available it will be communicated as soon as possible.

3)	How long will the integration take?

We expect the potential transaction to close during the third quarter of 2021, and the integration team will work to ensure the best possible outcome for the new combined company. We anticipate the majority of the integration efforts will be completed by the end of 2021.

4)	What can we expect over the next few months?

Between now and closing of the deal, there are a number of milestones that need to be achieved – document filings with the SEC, votes by both sets of shareholders, regulatory approval, and others.

In the meantime, planning for the integration will begin immediately, which will involve individuals across all departments of the company. More information about the integration process and the role that you may play will be forthcoming. Meanwhile, it is critical that you do not contact your counterparts at Diamond S or take any other action related to the integration without clear instruction from the integration team. Following closing, the real work of integrating the two businesses will begin in earnest. Through all of this, we must also remain focused on our regular efforts and activities.

As we embark on this next great adventure forward for Seaways, I wish to thank you in advance for your continued hard work, comradery and support.

Thank you.

Lois

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between International Seaways, Inc. (“Seaways”) and Diamond S Shipping, Inc. (“Diamond”). In connection with the proposed transaction, Seaways intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Seaways and Diamond that also constitutes a prospectus of Seaways. Seaways and Diamond may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which Seaways or Diamond may file with the SEC. Investors and security holders of Seaways and Diamond are urged to read the joint proxy statement/prospectus, Form S-4 and all other relevant documents filed or to be filed with the SEC carefully when they become available because they will contain important information about Seaways, Diamond, the transaction and related matters. Investors will be able to obtain free copies of the joint proxy statement/prospectus and Form S-4 (when available) and other documents filed with the SEC by Seaways and Diamond through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Seaways will be made available free of charge on Seaways’ investor relations website at https://www.intlseas.com/investor-relations. Copies of documents filed with the SEC by Diamond will be made available free of charge on Diamond’s investor relations website at https://diamondsshipping.com/investor-relations.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Seaways, Diamond and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Seaways and Diamond securities in connection with the contemplated transaction. Information regarding these directors and executive officers and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Form S-4 and joint proxy statement/prospectus regarding the proposed transaction (when available) and other relevant materials to be filed with the SEC by Seaways and Diamond. Information regarding Seaways’ directors and executive officers is available in Seaway’s proxy statement relating to its 2020 annual meeting of stockholders filed with the SEC on April 29, 2020. Information regarding Diamond’s directors and executive officers is available in Diamond’s proxy statement relating to its 2020 annual meeting of shareholders filed with the SEC on April 16, 2020. These documents will be available free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Seaways and Diamond have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate”, “potential”, “outlook” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this communication include without limitation, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Seaways’, Diamond’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of the completion of the transaction. Such statements are qualified by the inherent risks and uncertainties surrounding future expectations generally, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated transaction; uncertainties as to the approval of Seaways’ and Diamond’s shareholders required in connection with the contemplated transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated transaction may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability; the risk that the anticipated tax treatment of the proposed transaction between Seaways and Diamond is not obtained; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated transaction; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in Seaways’ and Diamond’s filings with the SEC, including the “Risk Factors” section of Seaways’ and Diamond’s respective annual reports on Form 10-K for the fiscal year ended December 31, 2020. You can obtain copies of these documents free of charge from the sources indicated above. Neither Seaways nor Diamond undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.